Eurasian Minerals Inc. NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES NOR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

NEWS RELEASE

Eurasian Minerals Completes $3 Million Tranche
of CAD $17.875 Million Private Placement

Vancouver, British Columbia, March 14, 2011 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the completion of the second tranche of its CAD $17.875 million private placement by the sale of 921,000 units for proceeds of CAD $2,993,250. Each unit, priced at CAD $3.25, consisted of one common share and one-half of one common share purchase warrant. Each full warrant entitles the warrant holder to purchase one additional common share of EMX until March 14, 2013 at a purchase price of CAD $4.00.

Newmont Mining Corporation of Canada Limited (“Newmont”), a wholly-owned subsidiary of Newmont Mining Corporation (NYSE: NEM), purchased 500,000 units for proceeds of CAD $1,625,000 in this second tranche of the placement. EMX and Newmont are jointly exploring over 281,000 hectares of prospecting permits along northwest Haiti’s prospective Massif du Nord mineral belt, including multiple gold, copper, copper-gold and gold-silver occurrences, prospects, and deposits. Newmont is funding and managing the exploration programs on all of EMX's properties in the venture as a condition of Newmont’s earn-in requirements.

The Company issued to finders a total of 16,150 units (being 5% of the number of units issued to investors introduced by finders) and 16,150 finder warrants (being 5% of such units).Each finder warrant is exercisable for two years to acquire one common share for CAD $3.50.

The shares, including the shares issuable on exercise of warrants, are subject to restrictions on transfer until July 15, 2011.EMX expects the next (and final) tranche of 3,034,000 units for proceeds of CAD$9,860,500 will close shortly.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 or any state securities laws and may not be offered or sold within the United States or to U.S. Persons

Suite 300 – 570 Granville Street, Vancouver, British Columbia V6C 3P1 , Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

(as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Suite 300 – 570 Granville Street, Vancouver, British Columbia V6C 3P1 , Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com